Exhibit 99.5

ABN AMRO Holding N.V.’s press release containing summary of first quarter 2007 results, dated April 16, 2007

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835

This press release is also available on the internet: www.abnamro.com

IR/Press Release

Amsterdam, 16 April 2007

ABN AMRO reports summary of the first quarter 2007 results:

Strong improvement in operating result leads to a 30% increase in EPS from continuing operations to 65 euro cents

•	In light of recent developments and in order to be fully transparent, ABN AMRO has decided to provide an update of its first-quarter results ahead of the scheduled publication on 26 April 2007. We will report a full analysis of the first quarter results on 26 April 2007.

•	Net operating profit first quarter of 2007 up 25.5% compared with the first quarter of 2006
o	Operating income increased 10.5% driven by strong revenue increases across all regions, supported by a very good performance of Global Markets
o	Operating result up 20.8% on the back of strong revenue growth and good cost control
o	Efficiency ratio improvement of 2.8 percentage points to 66.6%
o	Profit for the period up 29.0%, including a EUR 97 mln gain on the sale of the US mortgage business and EUR 17 mln of results from the operations of the US mortgage business, booked in results from discontinued operations
o	BU Europe’s profit for the period increased from EUR 18 mln to EUR 131 mln due to a strong improvement in the operating result
o	EPS from continuing operations improved 30% to 65 euro cents

•	Net operating profit first quarter of 2007 up 24.6% compared with fourth quarter of 2006
o	Operating income increased 1.6%
o	Operating expenses down 4.0%, showing the results of cost control measures taken in second half of 2006
o	Efficiency ratio improved with 3.9 percentage points to 66.6%
o	Effective tax rate of continuing operations was 22.6% compared with 20.0% in the previous quarter

Chairman’s statement

“Our focus on growth, efficiency and acceleration has led to a significantly improved operating performance of EUR 2 bln. The increase in operating result reflects a strong contribution to revenues from our growth engines in Brazil, Italy and Asia, combined with the acceleration of our cost control initiatives. The resulting EPS of 65 euro cents from continuing operations means that we are well on our way to beating the 2007 EPS target of EUR 2.30 (excluding major disposals and restructuring charges).”

(in millions of euros)	quarterly
	Q1 2007	Q1 2006	% change	Q4 2006	% change

Total operating income	5,989	5,420	10.5	5,893	1.6
Total operating expenses	3,989	3,764	6.0	4,156	(4.0)

Operating result	2,000	1,656	20.8	1,737	15.1
Loan impairment	417	328	27.1	509	(18.1)

Operating profit before tax	1,583	1,328	19.2	1,228	28.9
Income tax expense	358	352	1.7	245	46.1

Net operating profit	1,225	976	25.5	983	24.6
Discontinued operations (net)	114	62		403

Profit for the period	1,339	1,038	29.0	1,386	(3.4)
Net profit attributable to shareholders	1,310	1,003	30.6	1,359	(3.6)
Earnings per share (euros)	0.71	0.53	34.0	0.72	(1.4)
Eps from continuing operations (euros)	0.65	0.50	30.0	0.51	27.5

Efficiency ratio	66.6%	69.4%		70.5%

Note: All figures exclude the consolidation effect of controlled non-financial investments

The first quarter results of the business units compared to the first and fourth quarter 2006 results

Breakdown income statement first quarter 2007

(in millions of euros)

	Nether- lands	Europe (ex ANTV)	Anton- veneta	North America	Latin America	Asia	Private Equity	Private Clients	Asset Mgt	GF/GS	Group
Total operating income	1,360	760	510	995	1,050	580	113	327	231	63	5,989
Total operating expenses	871	630	335	662	584	396	24	224	151	112	3,989

Operating result	489	130	175	333	466	184	89	103	80	(49)	2,000
Loan impairment	105	(7)	78	(1)	190	53	0	(3)	0	2	417

Operating profit before tax	384	137	97	334	276	131	89	106	80	(51)	1,583
Income tax expense	85	6	40	96	99	24	(10)	30	22	(34)	358

Net operating profit	299	131	57	238	177	107	99	76	58	(17)	1,225
Discontinued operations (net)	0	0	0	114	0	0	0	0	0	0	114

Profit for the period	299	131	57	352	177	107	99	76	58	(17)	1,339

Efficiency ratio	64.0%	82.9%	65.7%	66.5%	55.6%	68.3%		68.5%	65.4%		66.6%

Breakdown income statement first quarter 2006
(in millions of euros)

	Nether- lands	Europe (ex ANTV)	Anton- veneta	North America	Latin America	Asia	Private Equity	Private Clients	Asset Mgt	GF/GS	Group
Total operating income	1,283	587	451	896	965	435	128	320	210	145	5,420
Total operating expenses	850	550	315	640	570	332	35	229	132	111	3,764

Operating result	433	37	136	256	395	103	93	91	78	34	1,656
Loan impairment	85	0	32	(15)	173	36	15	1	0	1	328

Operating profit before tax	348	37	104	271	222	67	78	90	78	33	1,328
Income tax expense	84	19	51	53	90	23	(14)	25	16	5	352

Net operating profit	264	18	53	218	132	44	92	65	62	28	976
Discontinued operations (net)	50	0	0	12	0	0	0	0	0	0	62

Profit for the period	314	18	53	230	132	44	92	65	62	28	1,038

Efficiency ratio	66.3%	93.7%	69.8%	71.4%	59.1%	76.3%		71.6%	62.9%		69.4%

Breakdown income statement fourth quarter 2006
(in millions of euros)

	Nether- lands	Europe (ex ANTV)	Anton- veneta	North America	Latin America	Asia	Private Equity	Private Clients	Asset Mgt	GF/GS	Group
Total operating income	1,320	631	583	1,129	1,018	566	94	326	277	(51)	5,893
Total operating expenses	914	677	354	714	607	407	26	201	163	93	4,156

Operating result	406	(46)	229	415	411	159	68	125	114	(144)	1,737
Loan impairment	112	17	113	8	159	78	5	0	0	17	509

Operating profit before tax	294	(63)	116	407	252	81	63	125	114	(161)	1,228
Income tax expense	72	(2)	29	111	52	35	(24)	38	22	(88)	245

Net operating profit	222	(61)	87	296	200	46	87	87	92	(73)	983
Discontinued operations (net)	371	0	0	32	0	0	0	0	0	0	403

Profit for the period	593	(61)	87	328	200	46	87	87	92	(73)	1,386

Efficiency ratio	69.2%	107.3%	60.7%	63.2%	59.6%	71.9%		61.7%	58.8%		70.5%

Note:

1) All figures exclude the consolidation effect of controlled non-financial investments.

2) For comparison reasons the figures by BU have been adjusted to reflect the following (earlier announced) changes: BU Global Clients is reported in the regions; the International Diamonds & Jewellery Group is included in Group Functions (previously BU Private Clients) and BU Asset Management includes Asset Management France (previously in BU Private Clients).

3) The discontinued operations include Bouwfonds non-mortgage and the US mortgage business.

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Recent developments

Regarding the ongoing criminal investigations relating to our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters, the Bank is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions can not be predicted at this point in time.

Additional information

•

The BU Netherlands fourth quarter 2006 result included a gain on the sale of Bouwfonds non-mortgage activities of EUR 338 mln and EUR 33 mln results from Bouwfonds non-mortgage operations in results from discontinued operations.

•

Due to the strong performance of BU Global Markets, BU Europe’s operating performance in the first quarter of 2007 significantly increased, which resulted in a profit for the period of EUR 131 mln. The BU Europe also benefited from a tax credit in the first quarter of 2007.

•

Antonveneta on a standalone basis (excluding purchase accounting impact) generated a profit for the period of EUR 95 mln in the first quarter of 2007. The profit for the period after the impact of purchase accounting amounted to EUR 57 mln and included a EUR 15 mln net gain on the sale of a part of our stake in Italease. In the fourth quarter of 2006 a EUR 59 mln net gain was booked on the sale of a part of our stake in Italease.

•

BU North America’s first quarter 2007 net profit included a net gain on the sale of the US mortgage business of EUR 97 mln, as well as two months of results from the operations of the US mortgage business of EUR 17 mln, booked in results from discontinued operations. The fourth quarter 2006 result was impacted by the favorable Talman judgement of net EUR 75 mln. In addition a restructuring charge of net EUR 39 mln was taken in the fourth quarter of 2006.

•

BU Asia’s first quarter 2007 results were positively impacted by fair value changes on equity investments of EUR 52 mln, compared with a EUR 15 mln positive impact in the fourth quarter of 2006 and a negative EUR 24 mln impact in the first quarter of 2006.

•	BU Private Client’s fourth quarter 2006 results were positively impacted by a EUR 21 mln restructuring provision release.
•

BU Asset Management fourth quarter 2006 results benefited from the EUR 38 mln gain on the sale of the domestic Asset Management activities in Taiwan as well as a EUR 17 mln gain on the sale of the US Mutual Funds business. The first quarter 2006 results benefited from a EUR 28 mln gain on the sale of the Asset Management operations in Curacao.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

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